CCTI

Clean Coal Technologies, Inc.

______________________________________________________

12518 W Atlantic Blvd.

   Tel (954) 344-2727

Coral Springs, FL  33071

   Fax (954) 757-1765

            Email: cleancoaltech@yahoo.com

                         www.cleancoaltechnologiesinc.com

February 18, 2009

Anne Nguyen Parker

Branch Chief

Division of Corporate Finance

US Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Re:

Clean Coal Technologies, Inc.

Form 10 Filing

Filed January 14, 2009

File Number 000-53557

Dear Ms. Nguyen Parker,

We thank you for the comments contained in your letter of February 5, 2009, and are in the process of assembling the materials necessary to complete our response.

Unfortunately, we have experienced some delay in this effort, and wish to request an extension until no later than March 6th, 2009.

Sincerely,

/s/ Douglas Hague

Douglas Hague

President & CEO

cc:

Tracy L. McNeil, Auditor-Advisor

John C. Thompson, CCTI SEC Counsel